UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2012

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Hua Zhong
Name:	Hua Zhong
Title:	Joint Company Secretary
Dated: April 27, 2012

EXHIBIT INDEX

Exhibit No.	Description

99.1	Announcement dated April 27, 2012, entitled “Notice of Listing on the Stock Exchange of Hong Kong Limited”.

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is not for distribution, directly or indirectly, in or into the United States (including its territories and possessions, any state of the United States and the District of Columbia). This announcement does not constitute or form a part of an offer to sell or the solicitation of an offer to buy any securities in the United States or any other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The securities referred to herein have not been and will not be registered under the U.S. Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act. Any public offering of securities to be made in the United States will be made by means of a prospectus. Such prospectus will contain detailed information about the company making the offer and its management and financial statements.

NOTICE OF LISTING ON
THE STOCK EXCHANGE OF HONG KONG LIMITED

CNOOC FINANCE (2012) LIMITED
(Incorporated in the British Virgin Islands with limited liability under the BVI Business Companies Act 2004)

as Issuer

US$1,500,000,000.00 3.875% Guaranteed Notes due 2022
(Stock Code: 4546)

US$500,000,000.00 5.000% Guaranteed Notes due 2042
(Stock Code: 4547)

Unconditionally and irrevocably guaranteed by

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 00883)

Joint Lead Managers and Joint Bookrunners
(in alphabetical order)

Barclays	BOC International	Citigroup

Application has been made by the Issuer to The Stock Exchange of Hong Kong Limited for the listing of and permission to deal in US$1,500,000,000.00 aggregate principal amount of 3.875% notes due 2022 and US$500,000,000.00 aggregate principal amount of 5.000% notes due 2042 (guaranteed by CNOOC Limited) (the “Notes”) by way of debt issue to professional investors only as described in the Offering Circular dated 25 April 2012 and such permission to deal in the Notes is expected to become effective on or about 3 May 2012.

Hong Kong, 27 April 2012

As at the date of this announcement, the Board of the Issuer comprises:

CNOOC Limited

As at the date of this announcement, the Board of CNOOC Limited comprises:

Executive Directors	Independent Non-executive Directors
Li Fanrong	Chiu Sung Hong
Wu Guangqi	Lawrence J. Lau
Tse Hau Yin, Aloysius
Wang Tao
Non-executive Directors
Wang Yilin (Chairman)
Yang Hua (Vice Chairman)
Zhou Shouwei
Wu Zhenfang